Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

January 11, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Angela Jackson

    Re:
    Refco Group Ltd., LLC/ Refco Finance Inc.
    Registration Statement on Form S-4 File No. 333-119701

Ladies and Gentlemen:

        On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff's supplemental letter dated January 7, 2005, regarding Amendment No. 1 to the Registration Statement on Form S-4 (the "Amendment") of the Company (File No. 333-119701).

        Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment. For your convenience, each of the numbered paragraphs below correspond to the numbered comment in the Staff's comment letter.

1.
On page 35 of your supplemental response dated December 10, 2004, you state that the Transactions were financed using 67% debt. Supplementally provide your calculation of this measure and clearly explain each of the components of your calculation, including how you calculated your "incremental debt" of $1.0375 billion.

  The Company's calculation of "incremental debt" of $1,037,500,000 follows:

Existing unsecured senior notes—current	$68,000,000
Existing unsecured senior notes—long term	278,500,000
Existing subordinated debt	16,000,000

Existing debt A	$362,500,000

New senior term loans	$800,000,000
New senior subordinated debt	600,000,000

New debt B	$1,400,000,000

Incremental debt B-A	$1,037,500,000

The Transactions were financed using approximately 67% debt calculated as follows:
New equity—TH Lee	$462,043,500
New equity—co-investors	45,000,000
New equity—management	4,450,000

Total new equity	511,493,500
Incremental debt from above C	1,037,500,000

TOTAL D	$1,548,993,500

C / D	67%
2.
You have disclosed that THL Refco Acquisition Partners and its affiliates and co-investors acquired a portion of your membership interest for $507 million in cash. Supplementally clarify to whom this cash payment was made.

  Concurrently with the consummation of the Transactions, THL Refco Acquisition Partners and its affiliates and co-investors acquired a portion of our membership interests by paying $507 million in cash directly to Refco Group Holdings, Inc., an entity that was owned by Phillip Bennett, the president and chief executive officer of Refco Group Ltd., LLC, and Tone Grant and that is now wholly owned by Mr. Bennett.

3.
Supplementally identify the party or parties responsible for the formation of Refco Finance Inc. In addition, supplementally explain the purpose of this entity and why it was integrated as such in the Transactions.

  Affiliates of Thomas H. Lee Equity Fund V, L.P. formed Refco Finance Holdings LLC. Refco Finance Inc. was in turn formed by Refco Finance Holdings LLC to solicit financing commitments required to effectuate the Transactions. Concurrently with consummation of the Transactions, Refco Finance Holdings LLC merged with and into Refco Group Ltd., LLC. Refco Finance Inc. serves as co-issuer of the notes as we believe that some prospective purchasers may be restricted by state investment laws or regulations from purchasing securities of limited liability companies, such as us, unless the securities are jointly issued by a corporation.

        We would very much appreciate receiving the Staff's comments, if any, with respect to the accounting treatment for the Transactions as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,
/s/ TODD R. CHANDLER Todd R. Chandler